Exhibit 4.9

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Dana Incorporated has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock.

The following summary of our capital stock is subject to and qualified in its entirety by reference to our Third Amended and Restated Certification of Incorporation and our Amended and Restated Bylaws, each of which are incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.9 is a part.

Description of Common Stock

Authorized Capital Shares

Our authorized capital shares consist of 450,000,000 shares of common stock, $0.01 par value per share ("Common Stock") and 50,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock"). The outstanding shares of our Common Stock are fully paid and non-assessable. There are no shares of Preferred Stock currently outstanding.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Transfer Agent and Registrar

EQ Shareowner Services is the transfer agent and registrar for our Common Stock.

Listing

The Common Stock is traded on The New York Stock Exchange under the trading symbol "DAN."

Certain Anti-Takeover Provisions

Certain provisions of our Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as well as the General Corporation Law of the State of Delaware, may have the effect of delaying, deferring or preventing a change in control of Dana Incorporated. Such provisions, including those regulating the nomination of directors, limiting who may call special stockholders' meetings and eliminating stockholder action by written consent, may make it more difficult for other persons, without the approval of our Board of Directors, to make a tender offer or otherwise acquire substantial amounts of Common Stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a business combination with (i) a stockholder who owns 15% or more of our outstanding voting stock, otherwise known as an interested stockholder, (ii) an affiliate of an interested stockholder, or (iii) an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.